

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUPERFUND ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 North LaSalle Street, Suite 3250
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
MAR 05 2007
PROCESSING
WASH. D.C.
213
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Fountas **(312) 252-0300**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AB 4/10

OATH OR AFFIRMATION

I, GEORGE FOUNTAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUPERFUND ASSET MANAGEMENT, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


"OFFICIAL SEAL"
SHANNON NYHART
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 11/15/08

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash	$	5,146,324
Receivable from brokers – dealers		1,930,280
Commissions receivable		378,487
Property, furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,807,675		5,766,644
Prepaid expenses		108,163
Deposits and other		476,963
	$	13,806,861

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	783,482
Income taxes payable, including deferred taxes of $628,900		1,976,386
		2,759,868
Commitments		
Stockholders' Equity		
Common stock, no par value; 10,000 shares authorized, 675 shares issued and outstanding		1,250
Additional paid-in capital		159,663
Treasury stock		(11,000)
Retained earnings		10,897,080
		11,046,993
	$	13,806,861

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS
for the year ended December 31, 2006

Revenues		
Commissions	$	30,552,913
Interest		157,359
		30,710,272
Expenses		
Commission expense		8,798,750
Employee compensation and benefits		7,252,948
Other operating expenses		1,036,490
Occupancy expense		1,321,719
Promotional		1,575,440
Travel and entertainment		494,642
Quotations		182,356
Professional fees		472,230
Communications		136,028
Depreciation and amortization		806,407
Commission refund		1,011,680
Real estate tax		54,870
Fees and dues		48,755
		23,192,315
Income before income taxes		7,517,957
Provision for income taxes		2,983,791
Net income	$	4,534,166

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2006

Operating Activities		
Net income	$	4,534,166
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation and amortization		806,407
Receivable from broker – dealers		2,364,068
Commissions receivable		(378,487)
Prepaid expenses		(9,396)
Deposits and other		(98,517)
Accounts payable and accrued expenses		(736,057)
Income taxes payable		(798,886)
Net Cash Provided by Operating Activities		5,683,298
Investing activities		
Purchases of property, furniture and equipment		(2,756,348)
Net Cash Used in Investing Activities		(2,756,348)
Net Increase in Cash		2,926,950
Cash, Beginning of Year		2,219,374
Cash, End of Year	$	5,146,324

See accompanying notes.

SUPERFUND ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2006

---

1. Organization and Business

SUPERFUND ASSET MANAGEMENT, INC. (the "Company") was incorporated in the State of Illinois on September 27, 1996. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is also registered with the Commodity Futures Trading Commission (the "CFTC") as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Company solicits and accepts orders to buy or sell futures contracts and commodity options but does not accept money or other assets to support such orders.

2. Summary of Significant Accounting Policies

Revenue Recognition

Commission revenue and related expenses on futures contracts are recorded on a "half-turn" basis, which is the date when the futures contract positions are opened or closed. Commission revenue and related expenses on options contracts are also recorded on a "half-turn" basis, which is the date when the positions are initially purchased or sold.

Income Taxes

The Company provides for taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns, if any. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

Depreciation and Amortization

Property, furniture, equipment and leasehold improvement are being depreciated over the estimated useful lives of the assets using accelerated methods. Depreciation and amortization expense for the year ended December 31, 2006 amounted to $806,407.

Statement of Cash Flows

For the statement of cash flows, cash is defined as cash and cash equivalents with maturities of less than three months.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

COMPUTATION OF NET CAPITAL

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER: **SUPERFUND ASSET MANAGEMENT, INC.** as of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

No.	Item			Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$ 183,991	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 183,991	[3760]
14.	Excess net capital (line 10 less 13)			$ 4,132,745	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 4,040,749	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

No.	Item			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,759,868	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 2,759,868	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 64	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

No.	Item	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ -	[3760]
25.	Excess net capital (line 10 less 24)	$ -	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

No.	Item	Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NAME OF COMPANY	EMPLOYER ID NO:	NFA ID NO:
SUPERFUND ASSET MANAGEMENT, INC.	36-4106849	274889

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2006 (CONTINUED)

9.	Charges against open commodity in the IB's account:		
	A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the market value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)		[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	4,316,736	[3500]
15.	Net capital required (show $40,000 if IB is not a member of a designated self-regulatory organization)	45,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	4,271,736	[3610]

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

SUPERFUND ASSET MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

SUPERFUND ASSET MANAGEMENT, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 9, 2007

END